OFFERING MEMORANDUM
PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Lendsnap, Inc.
2880 Helen St, Oakland, CA 94608
www.lendsnap.com
916-761-5961



UP TO $1,000,000 OF CROWD NOTES

Lendsnap, Inc. ("Lendsnap," "the company," "we," or "us"), is offering up to $1,000,000 worth of Crowd Notes of the company. The minimum target amount under this Regulation CF offering is $100,000 (the "Target Amount"). This offering is being conducted on a best efforts basis and the company must reach its Target Amount of $100,000 by June 26, 2017. The company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $350,000 under the Combined Offerings (the "Closing Amount") by June 26, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the company reaches its Closing Amount prior to June 26, 2017, the company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate",

"intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE COMPANY AND ITS BUSINESS

The company's business

Lendsnap, Inc. is a C Corporation incorporated on August 4, 2014, under the laws of Delaware. The company has developed and operates a document management portal for mortgage lenders.

Further information about the company and its business appears on the company's profile page on SeedInvest under https://www.seedinvest.com/lendsnap/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Due diligence

Due diligence by CrowdCheck, Inc.



THE TEAM

Officers, directors and key employees

This table shows the principal people on our team:

Name	Position	Age	Date Elected or Appointed	Fulltime with the company?
Officers:				
Orion Parrott	Founder, Director, President and CEO	38	Appointed August 4, 2014	Yes
Directors:				
Orion Parrott	Director	38	Appointed August 4, 2014	Yes
Significant employees:				
Michael Romano	Vice President Business Development	36	Hired October 16, 2015	Yes

Orion Parrott

Orion Parrott has been building Lendsnap as CEO since January 2014. Prior to Lendsnap, Orion worked at Teledyne Microwave Solutions as a Product Line Manager overseeing $25M in hardware manufacture of radar jamming amplifiers used by the US Military and other customers including satellite communication integrators. Before Teledyne, Orion worked as the Lead Controls Engineer at Frontier Wind, LLC a start-up with seven engineers. Orion was at Frontier Wind from 2008-2011. He led engineering development of algorithms and aerodynamic control systems for utility scale wind turbines. Responsibilities included analysis of time series wind turbine simulations written in FORTRAN, also using C++ and Matlab.

Michael Romano

Michael Romano has over 14 years of experience in the mortgage industry. Previously led wholesale and retail loan origination teams, as well as led large teams managing distressed assets during the financial crisis all while at Wells Fargo. Prior to Lendsnap, spent four years as a Management Consultant (two years PwC, Senior Associate and two years KPMG, Manager). Led projects relating to vendor management and regulatory change at top five US Bank, and Loan Origination System implementations at a large regional lender.

Related Party Transactions

In loan agreements dated December 31, 2016 the company loaned both Orion Parrott and Michael Romano the sum of $20,334 with no interest. Orion Parrott also purchased SAFE agreements in 2016, see "Other classes of securities of the company – 2016 SAFE agreements. Since the beginning of the company's last fiscal year, there have not been any other related party transactions.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

- **We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the company.** These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of preferred stock. Only major investors will have their notes converted at this time, notes held by non-major investors will only convert at the sole discretion of the company or in the event of subsequent corporate transaction. Further, the notes convert at a discount of 15%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time of conversion, if any, might value the company at an amount well below the $6 million valuation cap, so you should not view the $6 million as being an indication of the company's value. Further the interest on the notes is accrued interest, therefore you will not be paid interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

- **The auditor has issued included a "going concern" note in the reviewed financials**. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability. The company is in the process of preparing its federal and state taxes for 2015 and 2016.

- **It is unclear how the Crowd Note would be interpreted by a court if we were forced into litigation.** We are using Crowd Notes in this offering. Crowd Notes are designed to offer equity in the company at a future date when specified conditions occur and Crowd Notes for certain investors only convert at the sole discretion of the company. It is unclear how a court or arbitrator would interpret the provisions of the Crowd Note. Should we be forced to litigate the terms of the Crowd Note, it is possible that a court would not interpret the note as we do, thereby impacting the terms of the investment and possibly providing greater rights to some investors and lesser rights to others.

- **We have not assessed the tax implications of using the Crowd Note.** The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

- **Any valuation at this stage is difficult to assess.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

- **Computer malware, viruses, hacking, phishing attacks, and spamming could harm our business and results of operations.** As a web app that links to consumer accounts to gather pay stubs, W2-s, tax returns, bank statements, and other documents that contain personal information, we may be the subject of computer malware, viruses, hacking, phishing attacks, and spamming. Should we be unable to effectively manage these attacks and threats to user information, we may experience harm to our reputation and our ability to retain existing users and attract new users

- **Limited intellectual property protection may cause us to lose our competitive advantage and adversely affect our business.** We do not currently hold any patents. We have applied for one provisional US patent. There is no guarantee that we will be able to obtain patent protection,. It may also lead to copying of our technology. Policing such unauthorized use is difficult and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from our daily business, which in turn could materially adversely affect the business.

- **We are controlled by our officers and directors.** Our President and CEO, Orion Parrott, currently holds 58.27% of our Common Stock, and at the conclusion of this offering will continue to hold 58.27% of the company's Common Stock. Our Vice President of Business Development, Michael Romano, currently holds 20% of our Common Stock, and the conclusion of this offering will continue to hold 20% of the company's common stock. Our founder, Orion Parrott, is also the company's sole director and has broad discretion in running the business. There is no oversight, no additional parties to act as checks and balances, and no need for third party input. Investors in this offering will not have the ability to control a vote by the interest holders or the board of directors.

- **The company will likely need more money.** The company might not sell enough Notes to meet its operating needs and fulfil its plans, in which case it may cease operating, which could lead to the total loss of your investment. Even if it sells all the common stock it's offering now, it will probably need to raise more funds in the future, and if it can't get them, the business could fail. Even if it does make a successful offering in the future, the terms of that offering might result in your investment in the company being valued less, because later investors might get better terms and the issuance of additional shares may dilute your proportional ownership.

- **We have a number of competitors more established than we are.** There are other companies providing services similar to ours. Some of these companies are large established companies with resources far superior to ours. Accordingly, they may be able to attract customers and clients faster than we can.

- **You may have limited rights.** The company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, investors who are considered a non-major investor under the terms of the notes offered, and therefore you will receive shares of a Shadow Series with certain limited rights. Shadow Series shareholders may receive a different liquidation preference, may not have voting rights, and will receive quarterly business updates by the company but may be limited in other information and inspection rights.

- **The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.** By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly to the underlying securities of the Crowd Note. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

OWNERSHIP AND CAPITAL STRUCTURE; THE OFFERING; RIGHTS OF THE SECURITIES

Ownership

The current owners of 20% or more equity in a class of securities in the company as of March 25, 2017 are reflected in the below table:

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Orion Parrott	4,000,000 shares of Common Stock	58.27%
Michael Romano	1,372,862 shares of Common Stock	20%

The Offering

The securities offered in this offering

The following description is a brief summary of the material terms of this offering and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million).
- Once a "qualified equity financing" occurs, the notes may be converted thereafter if the company chooses, or if a corporate transaction occurs.

However, investors who invest $20,000 or greater will be considered "Major Investors" under the Crowd Note and if there is a qualified equity financing, notes held by those investors will convert at that time. In the future, these investors may be entitled to greater voting and inspection rights than investors who invest less than $20,000.

The price at which the Crowd Notes sold in this offering will convert will be:

- At a discount of 15% to the price in the qualified equity financing, subject to a $6 million valuation cap, if the conversion takes place after the qualified equity financing; or
- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue at an annual interest rate of 3%, compounded quarterly.

The securities into which the Crowd Notes in this offering will convert will have more limited voting and information rights than those to be issued to major investors on conversion.

Our Target Amount for this offering to investors under Regulation Crowdfunding is $100,000. Additionally, we have set a minimum Closing Amount of $350,000 for the Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $1,000,000 from investors through Regulation Crowdfunding before the deadline of June 26, 2017.

The minimum investment is this offering is $500. Investments of $20,000 or greater will only be accepted through the Regulation D offering of Crowd Notes.

Securities sold pursuant to Regulation D

The company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this offering under Regulation Crowdfunding.

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes this offering.

Other classes of securities of the company

The following descriptions summarize important terms of the existing securities of Lendsnap, Inc. and does not provide every detail that may be of interest to investors in this offering. A description of the rights for Common Stock holders may be found in the Certificate of Incorporation and the Bylaws of the company.

Common Stock

Dividend Rights

The Board of Directors, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the company's capital stock. Dividends may be paid in cash, in property, or in shares of the company's capital stock, subject to the provisions of the certificate of incorporation.

The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

The rights, preferences and privileges of the holders of the company's common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

Preferred Stock

The company has not yet authorized any classes of preferred stock.

2015 SAFE Agreement

In September 2015, the company issued a SAFE agreement for $25,000. The SAFE agreement bears no interest, has no set maturity date, and will convert to preferred stock at a 20% discount in the event of any equity financing that issues preferred stock at a fixed pre-money valuation.

2016 SAFE Agreements

In 2016, the company issued additional SAFE agreements, including $121,495 contributed by Orion Parrott, for a total of $662,300. The SAFE agreements bear no interest, have no set maturity date, and will convert to preferred stock at a 20% discount in the event of any equity financing that issues preferred stock at a fixed pre-money valuation.

For $175,000 of the SAFE agreements, the triggering equity financing must be at least $250,000 and converted into the number of shares determined by pricing at a 20% discount of the triggering equity financing or the price per share with an implied valuation of $10 million, whichever results in a greater number of shares.

For $16,805 of the SAFE agreements, the triggering equity financing must be at least $5,000,000 with no valuation cap and the term expires on May 31, 2026.

For $224,000 of the SAFE agreements, there is no minimum triggering equity financing and convert into the number of shares determined by pricing at a 20% discount to the triggering equity financing or the price per share with an implied valuation of $6 million, whichever results in a greater number of shares.

The remaining $246,495 of SAFE agreements do not specify a minimum triggering equity financing or valuation cap.

What it means to be a minority holder

As an investor in Crowd Notes of the company, you will not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to equity of the company, investors in this Offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

● In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

● In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

● In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transfer Agent

We have selected Dorsey and Whitney, to act as our transfer agent. They will be responsible for keeping track of who owns our securities. The company's Secretary, Terrence Kelly, is an attorney at Dorsey and Whitney.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. In the following paragraphs, we include a discussion of our financials, which have been reviewed by Artesian CPA, LLC (Independent Accountant's Review Report dated March 19, 2017).

Financial Condition

The following discussion includes information based on our unaudited operating data for 2016 and 2015 and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements. Lendsnap, Inc. began operations in January 2016 and began generating revenue in 2016. We are a development stage company and are dependent on additional financing, including this offering, in order to have the funds to develop our products and services. To date, the company has not commenced full scale operations nor generated significant operating revenue.

Results of Operations

The company's Independent Accountant's Review Report provides that the company's financials were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

For the year ended December 31, 2016, we recorded net revenue of $5,700. For the year ended December 31, 2016 the company's cost of revenues totaled $39,771, for a gross loss of $34,071. We recognized no revenues in 2015.

The company's operating expenses consist of research and development, general and administrative, and sales and marketing. For the year ended December 31, 2016, the company's total operating expenses were $469,318. Total operating expenses in 2015 were $59,207.

As a result of the foregoing, our net losses for 2016 were $469,318 and for 2015 were $59,207.

Plan of Operations and Milestones

We have not yet commenced full scale operations. We have established the following milestones in our plan of operations:

- Our intended use of funds for this Offering is specifically to hire sales and engineering support, research and development, and marketing. We anticipate that our monthly employee expenses will increase to approximately $120,000 over the five-month period after this Offering.

Liquidity and Capital Resources; Future Trends

As of December 31, 2016, the company had approximately $181,938 in its checking account.

The continuation of the company's business is dependent upon raising adequate additional financial support, which includes raising additional capital through our fundraising campaign, incurring additional debt through a financial institution, or the sale or merger of the company.

We anticipate that this Offering will expand the company's available cash resources. At the current average burn rate of approximately $25,000 per month, the company will have a runaway of approximately 40 months if we manage to raise our overallotment of $1,000,000.

We have not committed to make any capital expenditures, and in the event we do not raise sufficient funds from this offering, we will defer the capital expenditures we have planned.

Indebtedness

We currently have no indebtedness. Please see information above discussing SAFE agreements the company issued in 2015 and 2016.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- On January 30, 2015, we granted 4,000,000 shares of Common Stock to Orion Parrott in reliance on Section 4(2) of the Securities Act, for consideration of $400. The proceeds of this offering were used for general business purposes.

- On September 3, 2015, we granted 705,883 shares of Common Stock in reliance on Rule 701 of the Securities Act, for consideration of $7,058.83. The proceeds of this offering were used for general business purposes.

- In February and March 2016, three employees and consultants exercised options granted under the 2015 Equity Incentive Plan to purchase 22,133 shares of Common Stock in reliance on Rule 701 of the Securities Act, for consideration of $221.

- In March and May 2016, we granted two start-up accelerators a total of 411,404 shares of Common Stock for a total purchase amount of $4,114 as a part of the accelerators signing SAFE agreements with the company.

- On September 1, 2016, we granted 798,196 shares of Common Stock to Michael Romano in reliance on Section 4(2) of the Securities Act, for consideration of $7,981.96. The proceeds of this offering were used for general business purposes.

- In September 2015, the company issued a SAFE agreement for $25,000 in reliance on Section 4(2) of the Securities Act, for consideration of $25,000. The proceeds of this offering were used for general business purposes.

- In 2016, the company issued additional SAFE agreements for a total of $662,300 in reliance on Section 4(2) of the Securities Act, for consideration of $662,300. The proceeds of this offering were used for general business purposes.

Valuation

The company determined the valuation cap, discount, and interest rate of the Crowd Notes in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The Crowd Notes may convert to equity securities of the company in the future if the company engages in future equity financings. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

USE OF PROCEEDS

The identified uses of proceeds are subject to change at the sole discretion of management based on the business needs of the company. The following uses of proceeds are based on the company's current spending forecast and include (all numbers are approximate).

We are seeking to raise a target amount of $100,000 and a maximum oversubscription amount of $1,000,000 in this offering through Regulation Crowdfunding. The net proceeds of this offering to the issuer, after the expenses of the offering (payment to SeedInvest and legal, accounting and related expenses), will be approximately $85,500 under our target amount and $940,500 under our oversubscription amount. We plan to use the proceeds as follows:

- Approximately 50% for the sales team.

- Approximately 30% for research and development.

- Approximately 20% for marketing.

We do not plan to use the proceeds to pay off debt. In addition, we have no plans to acquire assets at this point.

If we receive funds in our concurrent offering under 506(c), we may allocate some of those funds to cover some, if not all of the costs, of uses identified above.

The above description of the anticipated use of proceeds is not binding on the company and is merely description of its current intentions**.**

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the company.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at https://lendsnap.com.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Updates

Updates on the status of this offering may be found at: https://www.seedinvest.com/lendsnap/seed.

SEEDINVEST INVESTMENT PROCESS

Making an investment in the company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the company. Once the company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the company in exchange for your convertible note. At that point, you will be an investor in the company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The company is making concurrent offerings under both Regulation CF and Regulation D and unless the company raises at least the target amount under the Regulation CF offering and the closing amount under both offerings, it will not close this offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, the company has set a minimum investment amount.

How can I (or the company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the company?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.